DNA Testing Centers, Corp.

2378 Parkhaven Boulevard

Oakville, ON L6H 0E7, Canada

Telephone 866-863-5139

January 28, 2015

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Jeffrey P. Riedler, Assistant Director

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:         DNA Testing Centers, Corp. (the “Company”, “us”, “we” or “our”)

Registration Statement on Form S-1

Filed October 24, 2014

File No. 333-199589

Dear Mr. Riedler:

Please find below, the responses to the Commission’s Comment Letter dated November 21, 2014, regarding the above referenced registration statement (the “Registration Statement”).

General

SEC Comment 1

1. Please file financial statements for DNA Testing Centers Corp. pursuant to Article 3 of Regulation S-X.

Company Response to Comment 1

1. We have filed the financial statements required by Article 3 of Regulation S-X.

SEC Comment 2

2. Please explain your issuance of shares on January 21, 2014 for services rendered, as described on page 55, when you were not incorporated until July 3, 2014.

Company Response to Comment 2

2. We have modified our disclosure to reflect we sold shares for services on July 7, 2014.

Prospectus Summary

Company Organization, Page 5

SEC Comment 3

3. Please include disclosure in this section addressing your acquisition of DNA Centers of Canada, Ltd., including the date of the acquisition, the purchase price, form of consideration given and the principal sellers.

Company Response to Comment 3

3. We have included a disclosure in this section reflecting our acquisition of DNA Centers of Canada, Ltd., including the date of the acquisition, the purchase price, form of consideration given and the principal sellers on page 5.

Business, Page 5

SEC Comment 4

4. Please clarify here and on page 24 whether by “operations to date” you are referring to the period since your incorporation in Florida in July 2014 or to the formation of DNA Centers of Canada in 2009.  Please include in your response and revised disclosure an explanation why your operations have been devoted to primarily start-up and development activities when DNA Centers of Canada has been operative since 2009.

Company Response to Comment 4

4. We have modified our disclosure to reflect that DNA Centers of Canada is included in our discussion of operations on page 5.

SEC Comment 5

5. Please state here and where relevant in your Business section the approximate date you commenced product sales.

Company Response to Comment 5

5. We have added the date we commenced product sales to our business section in the summary on page 5.

Risk Factors, Page 6

SEC Comment 6

6. Please remove the cross-reference to your Risk Factors section and include in your Prospectus Summary a brief discussion of the most material risks facing your operations and your proposed offering.

Company Response to Comment 6

6. We have removed the cross-reference to our Risk Factors section and included a brief discussion of the most material risks facing our operations and our proposed offering in the Prospectus Summary on page 6.

The Offering, Page 6

SEC Comment 7

7. Please disclose the date(s) of the private placement to the selling shareholders.  With respect to the 40,000 shares issued for services rendered, please disclose the implied price per share.

Company Response to Comment 7

7. We have added a disclosure of the date of our private placement to the selling shareholders on page 7 and the implied value price per share for the shares issued for services.

Risk Factors

Risks Related to Our Business

SEC Comment 8

8. Please amend the sub-caption of this risk factor to state that you in fact do not carry any property liability insurance coverage, as indicated in the body of the risk factor.

Company Response to Comment 8

8. We have amended the sub-caption of this risk factor to state that we do not carry any property liability insurance coverage on page 10.

Risks Related to Our Management

“Our officers and directors have other business interests and conflict of interests which may not be resolved in our favor,” Page 12

SEC Comment 9

9. Please explain in this risk factor how exactly the ownership interests your executive officers have in other companies create potential conflicts of interest with your operations, e.g. whether any of those companies have a similar business plan or intend to market competitive products, etc.

Company Response to Comment 9

9. We have added an explanation in this risk factor of how exactly the ownership interests our executive officers have in other companies create potential conflicts of interest with our operations on page 12.

“Our officers and directors devote limited time to our business…” Page 12

SEC Comment 10

10. In this risk factor you state that each executive officer devotes approximately 35 hours per month to your business while on page 6 you indicate that each actually spends 140 hours per month on your business.  Please amend your registration statement as necessary to remove this discrepancy.

Company Response to Comment 10

10. We have modified our disclosures to reflect that each of our officers spend approximately 35 hours per week on our business on page 13.

Determination of Offering Price, Page 17

SEC Comment 11

11. We note that in September 2014, you sold 584,597 shares of common stock for $0.15 per share.  Please include in this section disclosure of this private placement, including price per share.  In addition, please explain how management determined that the shares being offered in this registration statement, two months after the private placement, warranted an increase to $0.50 per share.

Company Response to Comment 11

11. We have modified our disclosure to reflect a price per share of $0.25 instead of $0.50 and disclosed how we determined the offering price.

SEC Comment 12

12. Please also add a risk factor addressing the fact that the share price in this offering was arbitrarily set and “bears no relationship to any criteria of value.”

Company Response to Comment 12

12. We have added a risk factor addressing the fact that the share price in this offering was arbitrarily determined and bears no relationship to any recognized criteria value on page 18.

Selling Stockholders, Page 18

SEC Comment 13

13. Please revise your table on page 19 to change the “greater than” symbol (>) to a “less than” symbol (<), as applicable.

Company Response to Comment 13

13. We have changed the greater than symbol (>) to a less than symbol (<) as applicable.

Our Business

Overview, Page 24

SEC Comment 14

14. We note your statement that you plan to offer your testing kits for sale on your website using an online shopping cart.  Please explain how your products have been marketed and distributed to date.  If you utilize a sales force, please disclose approximately how many members it is comprised of and whether you have an agency relationship with them.

Company Response to Comment 14

14. We have disclosed how our products have been marketed and distributed to date and we have disclosed that we do not have an outside sales force on page 25.

SEC Comment 15

15. Please state the current market price of each of your testing kits.

Company Response to Comment 15

15. We have stated the current market price of each of our kits in the chart on page 26.

The Testing Process, Page 26

SEC Comment 16

16. Please disclose here the degree of certainty/rate of error associated with your testing results for each kit type.  In addition, please disclose the most common reasons for results errors, e.g. insufficient saliva sample, failure to comply with instructions, mislabeling, etc.

Company Response to Comment 16

16. We have stated the degree of certainty/rate of error associated with our testing results for each kit type and the most common reasons for errors in the chart on page 28.

Marketing Strategy, Page 26

SEC Comment 17

17. Please describe the marketing strategy DNA Centers of Canada has followed since operations began in April 2009 and the differences in this strategy, if any, that you have implemented or intend to implement in the foreseeable future.

Company Response to Comment 17

17. We have described the marketing strategy DNA Centers of Canada has followed since its inception in April 2009 and any differences in this strategy that we have implemented or intend to implement in the foreseeable future on page 29.

Competition, Page 27

SEC Comment 18

18. Please explain, to the extent of your knowledge, how your test kits differ from the products of your competitors and the extent to which, in your opinion, the quality of your products provide you with a competitive edge as opposed to your marketing strategy.

Company Response to Comment 18

18. We have disclosed that other companies offer similar products to ours on page 30. We have also and added a risk factor addressing the foregoing on page 31.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 30

SEC Comment 19

19. Please explain the nature of revenues recognized to date from related parties and third parties.  Revise your accounting policy disclosure accordingly.

Company Response to Comment 19

19. We have revised our disclosures to reflect the nature of our revenues to date from related parties.

Liquidity and Capital Resources, Page 31

SEC Comment 20

20. Please disclose the source of your revenues for the year ended December 31, 2013 and the six months ending June 30, 2014.  To the extent revenue was derived from the sale of DNA test kits, please disclose the numbers sold for the relevant products

Company Response to Comment 20

20. We have disclosed that our revenues to date have been from DNA test kits as well as the number of each product sold in the chart on page 34.

SEC Comment 21

21. Please add a risk factor addressing the fact that you are currently dependent on the sale of your securities to fund your operations, rather than product sales.

Company Response to Comment 21

21. We have added a risk factor addressing the fact that we are currently dependent on the sale of our securities to fund our operations, rather than product sales.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at (561) 416-8956.

Sincerely

/s/Dr. Barjinder Sohal

Dr. Barjinder Sohal

President and Chief Executive Officer